Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury
Month: September 2015

1.
We inform the capital market agents that, during September 2015 (a), Itaú Unibanco acquired 13,250,000 preferred shares, and the average acquisition price (b) was R$27.25, a minimum of R$ R$25.94 and a maximum of R$29.49.

2.	Considering this acquisition, it is worth remembering that we have acquired:

• in the 3rd quarter - 46,455,020 preferred shares
• in the year 2015 - 86,700,280 preferred shares (c)

3.	Historical information is available on the organization’s Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, October 05th, 2015.

MARCELO KOPEL
Investor Relations Officer

A. According to the Material Fact published on 08/27/2015, these acquisitions relate to the buyback program approved by the Board of Directors renewed the limit for purchases of up to 11.0 million common shares and 50.0 million preferred of own shares for the period from 08.28.2015 to 08.26.2016;

B. Repurchase values practiced at the time settlement, brokerage and trading fees); and

C. Repurchases made before July 14, 2015 (ex-bonus date) were adjusted by 10%.